UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005656

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 6, 2004

Mr. John LoMonaco
Director
Pershing LLC
One Pershing Plaza
Jersey City, New Jersey 07399

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	January 20, 2004

Re: Application to Establish an Omnibus Account

Dear Mr. LoMonaco:

We have received your letter, dated January 2, 2004, in which you request on behalf of Pershing LLC ("Applicant") the designation of an omnibus account as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3) be extended fifteen business days until January 22, 2004.

I understand the following facts to be pertinent to the Applicant's request. On or about November 17, 2003, the Applicant began the omnibus conversion and began to clear the customer accounts of Dryden, which previously cleared through Wachovia Securities ("Delivering Firm"), pursuant to a letter from the staff of the Division of Market Regulation, dated November 10, 2003. Each account became established on the books and records of the Applicant, with corresponding securities positions recorded as "short" in an omnibus account at the Delivering Firm. The positions are being be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually is being reduced and eliminated. The Applicant has converted all but 31 mutual fund and 239 international and domestic securities positions out of an original 4,995 accounts with 8,030 positions. The total outstanding positions have a total market value of slightly more than $53 million and the original positions had a total market value of nearly $1.9 billion. You state that an extension is necessary to complete the conversion because of unusual and unanticipated delays resulting from settlement of foreign positions through third party vendors in local markets such as Thailand, Australia, South Africa, Spain, Belgium, France, and China.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

1278694

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that: (i) for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only until January 22, 2004. After January 22, 2004, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

The above requirements for designation of an omnibus account as a control location apply only to securities that the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant must take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Kathryn Mahoney, NYSE

TKM/mbc

Pershing®

A BNY Securities Group Co.
Solutions from The Bank of New York

One Pershing Plaza
Jersey City, New Jersey 07399

John LoMonaco
Director

January 2, 2004

Mr. Michael Macchiaroli
Associate Director
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application for extension of an omnibus account that is in use to facilitate the prompt and orderly transfer of customer accounts in bulk from one broker dealer to another pursuant to SEC Rule 15c3-3C(7)/06.

Dear Mr. Macchiaroli:

Pershing LLC is applying for an extension of an omnibus account that is in use for the Dryden Conversion with contra broker Wachovia Securities for original settlement date of November 17, 2003. Pershing LLC requested permission to maintain this omnibus account by letter dated November 10, 2003.

Pershing is requesting an extension of fifteen business days until January 22, 2004. The original conversion included 4995 accounts and 8030 positions with a total market value of $1,871,697,684.67. There are still 31 mutual funds, 239 international and other domestic securities outstanding with a total market value of $53,211,208 open from the original conversion. Due to the amount of foreign positions requiring settlement through third party vendors in local markets, we are experiencing unusual delays in resolving open conversion positions in the following local markets:

- Thailand
- Australia
- South Africa
- Spain
- Belgium
- France
- China

T 201.413.2505
F 201.413.5270
E jlomonaco@pershing.com

Some of the difficulties are as follows:

- Local markets delete instructions when the receiving and delivering brokers don't agree on the value date and trade date.
- Local markets delete instructions when securities don't move on the date the instructions are communicated. This occurs because the delivering broker's availability changes due to timing differences between the United States and the foreign countries. When the delivering broker instructs they are available, but by the time the local markets move the securities the next day, the delivering broker is not available.
- Each time the instructions are deleted they must be re-entered and re-matched.

If there are any questions, please let me know.

Sincerely,

c: Kathryn Mahoney, NYSE